Exhibit 99.2

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of May 31, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	53.78	53.78	53.28	53.28
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

4	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
5	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.04	0.04
6	Haim Ben-Dor	Series C Debentures	699,370.40
7	Haim Ben-Dor	Series F Debentures	1,789,009.50
8	Haim Ben-Dor	Series K Debentures	445,400
9	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
10	Arie Mientkavich	Unregistered Options	100,000
11	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
12	Yair Orgler	Unregistered Options	12,400			0.01	0.01
13	Yair Orgler	Series C Debentures	80,000
14	Yair Orgler	Series D Debentures	300,000
15	Yair Orgler	Series F Debentures	132,540
16	Yair Orgler	Series I Debentures	80,000
17	Noga Knaz	Unregistered Options	4,800			0.00	0.00
18	Ronnie Bar-On	Series J Debentures	40,000
19	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.13	0.13
20	Aharon Soffer	Unregistered Options	190,000
21	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10,987,800	6.65	6.65	6.59	6.59
22	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,551,794
23	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
24	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	43,123,394
25	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	154,924,273
26	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	37,877,197
27	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	80,850,817
28	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	85,158,854
29	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	83,100,332
30	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	23,236,735
31	Mawer Investment Management Ltd.	Ordinary Shares	8,536,172	5.16	5.16	5.11	5.11

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
32	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.12	0.12
33	Gil Kotler	Unregistered Options	43,750
34	Gil Kotler	Unregistered Options	95,584
35	Gil Kotler	RSU	13,382
36	Gil Kotler	PSU	29,470
37	Varda Zuntz	Ordinary Shares	60,037	0.04	0.04	0.08	0.08
38	Varda Zuntz	Unregistered Options	25,000
39	Varda Zuntz	Unregistered Options	38,234
40	Varda Zuntz	RSU	5,353
41	Varda Zuntz	PSU	11,788
42	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.10	0.10
43	Eran Ballan	Unregistered Options	32,500
44	Eran Ballan	Unregistered Options	95,584
45	Eran Ballan	RSU	13,382
46	Eran Ballan	PSU	29,470
47	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06
48	Rami Vaisenberger	Unregistered Options	57,351
49	Rami Vaisenberger	RSU	8,029
50	Rami Vaisenberger	PSU	17,682
51	Ronen Geles	Unregistered Options	10,000			0.04	0.04
52	Ronen Geles	Unregistered Options	38,234
53	Ronen Geles	RSU	5,353
54	Ronen Geles	PSU	11,788
55	Shlomi Drori	Unregistered Options	38,234			0.03	0.03
56	Shlomi Drori	RSU	5,353
57	Shlomi Drori	PSU	11,788

Changes in holdings during June of 2013

Name of the Holder: Ronnie Bar-On

Holder Number: 18 (Series J Debentures)

Type of Holder: Director

Registration Number: 008516262

Country of Citizenship/Corporation or Registration: Private person with an Israeli passport

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 40,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 11,226,265

Change in the number of securities: -238,465

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 41,772,085

Change in the number of securities: 1,351,309

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 152,835,913

Change in the number of securities: 2,088,360

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 79,314,137

Change in the number of securities: 1,536,680

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 82,819,690

Change in the number of securities: 2,339,164

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 82,670,678

Change in the number of securities: 429,654

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 19,998,732

Change in the number of securities: 3,238,003

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 31 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,615,080

Change in the number of securities: -78,908

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.